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13012751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (Date) AND ENDING December 31, 2012 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Strategic Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Ave. - Suite 1420
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman — 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison Brown Argiz & Farra, LLC
(Name - *if individual, state last, first, middle name*)

1450 Brickell Ave.	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/12/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Strategic Investments, LLC as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
HERIBERT JEAN-LOUIS
MY COMMISSION # EE 114254
EXPIRES: July 29, 2015
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL STRATEGIC INVESTMENTS, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2012

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

CONTENTS:

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Members
of Global Strategic Investments, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Global Strategic Investments, LLC (the "Company") as of December 31, 2012 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Strategic Investments, LLC, as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As discussed in NOTE 10 to the financial statements, during 2012, approximately 64% of the Company's business was generated from the trading and execution of Venezuelan sovereign and quasi-sovereign debt. The Company's business generated from Venezuelan assets is subject to the risks that are inherent in conducting business in foreign countries. Conducting business in foreign countries are subject to various risks peculiar to each country. Our opinion is not modified with respect to that matter.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2013

GLOBAL STRATEGIC INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	652,431
Restricted certificate of deposit		47,000
Receivables from broker-dealers and clearing organizations		1,100,003
Deposits with clearing organization		999,995
Receivables from affiliate		84,294
Furniture, equipment, and leasehold improvements, net		43,510
Prepaids and other assets		88,931
	$	**3,016,164**

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	825,342
Securities sold, not yet purchased, at fair value		20,172
Due to related party		15,035
Payable to broker-dealers and clearing organizations		11,081
Note payable		33,256
TOTAL LIABILITIES		904,886
COMMITMENTS AND CONTINGENCIES (NOTE 8)		
MEMBERS' EQUITY		2,111,278
	$	**3,016,164**

The accompanying notes are an integral part of this Statement of Financial Condition.

1. ORGANIZATION

Global Strategic Investments, LLC (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been a registered broker dealer since 2002. The majority of the Company's customers are primarily from Latin America.

The Company has two service level agreements with Venezuelan banks to facilitate their legal currency exchange process known as "SITME" (Sistema de Transacciones con Titulos en Moneda Extranjera), which represents 42% of the Company's operations during 2012. If the Venezuelan government should change their legal process on currency exchange, this might impact the Company's future total operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Restricted Certificate of Deposit

As of December 31, 2012, the Company had a restricted certificate of deposit amounting to $47,000 which guarantees the standby-letter of credit required by the office facilities lease (NOTE 8). The deposit matures on April 27, 2013, bears interest at 0.52% and renews automatically.

Clearing Arrangements

The Company has a clearing agreement with Apex Clearing Corporation ("Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $1,000,000 with the Clearing Broker.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon estimated useful lives ranging from five and seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or term of the lease.

Securities Sold, Not Yet Purchased, at Fair Value

Securities sold, not yet purchased, are valued at fair value.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2012. The actual outcome of the estimates could differ from the estimates made in the preparation of the statement of financial condition.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the statement of financial condition does not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2009.

Subsequent Events

The Company has evaluated subsequent events through February 28, 2013 which is the date the financial statements were available to be issued.

Recent Accounting Pronouncements

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the Financial Accounting Standards Board ("FASB") issued an accounting standard update which works to achieve common fair value measurement and disclosure requirements in US generally accepted accounting principles and International Financial Reporting Standards. The update both clarifies the FASB's intent about the application of existing fair value guidance, and also changes certain principles regarding measurement and disclosure. The update is effective prospectively and is effective for annual periods beginning after December 15, 2011. Early application was permitted for interim periods beginning after December 15, 2011. The adoption of this update did not have a material effect on the Company's financial statement.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, consisted of the following at December 31, 2012:

Office equipment	$	288,160
Furniture and fixtures		41,633
Leasehold improvements		4,313
		334,106
Less accumulated depreciation and amortization		(290,596)
	$	**43,510**

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, the Company's "Net Capital" was $1,769,280 and the "Required Net Capital" was $100,000. At December 31, 2012, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 0.50 to 1.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALER AND CLEARING ORGANZIATIONS

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Broker. Pursuant to its clearing agreement, the Company is required to maintain a certain minimum capital with the Clearing Broker, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with Clearing Broker requirements for obtaining collateral from customers. At December 31, 2012, the receivables from broker-dealer and the deposits with clearing organization, included in the accompanying statement of financial condition, are due from these brokers. At December 31, 2012, the Company had $1,100,003 due from broker-dealers and clearing organizations and $11,081 due to broker-dealers and clearing organizations. Additionally, at December 31, 2012, the Company has approximately $1,000,000 in deposits with the clearing organization.

6. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The FASB Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

6. FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Measurements (continued)

The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate Stocks. Corporate stocks are valued based on quoted market prices. All corporate stocks trade in active markets and are classified within Level 1.

Corporate Bonds. Corporate bonds are valued based on quoted market prices. All corporate bonds trade in active markets and are classified within Level 1.

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2012, for each fair value hierarchy level.

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Liabilities:				
Corporate stocks	$ 15,824	$ -	$ -	$ 15,824
Corporate bonds	4,348	-	-	4,348
Total	**$ 20,172**	**$ -**	**$ -**	**$ 20,172**

The Company does not have any financial assets that are measured at fair value on a recurring basis as of December 31, 2012.

Items Measured at Fair Value on a Non-Recurring Basis

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2012.

7. NOTE PAYABLE

During 2010, the Company entered into a note payable agreement in the amount of $112,500. The note bears interest at 6.25%, requires monthly installments in the amount of $3,440, including interest, and matures on October 28, 2013. The note payable balance as of December 31, 2012 was $33,256, which is included in the accompanying statement of financial condition.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating leases for office facilities and equipment through the year 2016. The Company has secured the office lease with a stand-by letter of credit for $47,000 (NOTE 2).

Approximate future minimum payments under the non-cancelable operating leases as of December 31, 2012 are as follows:

Years ending December 31,		
2013	$	211,000
2014		14,000
2015		14,000
2016		6,000
	$	**245,000**

Regulatory

The Company is undergoing a routine cycle regulatory examination by FINRA which commenced in 2011. The FINRA examination team noted some exceptions which were responded to and addressed by the Company's management. FINRA has not completed their review nor has it issued its final disposition to date. The ultimate determination as to the resolution and compliance with these exceptions is uncertain; however, management believes that the Company has taken all the necessary steps to respond and address these exceptions.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's statement of financial condition.

9. RELATED PARTY TRANSACTIONS

At December 31, 2012, the affiliates receivable outstanding balance was $84,294, which is included in the accompanying statement of financial condition. This outstanding balance is inclusive of an interest bearing note in the amount of $75,000 effective June 18, 2012 and bears a fixed interest of 5% maturing in December 2013.

The Company has a relationship with an affiliated company through common ownership. Any balances due under this relationship are non interest-bearing and due on demand. At December 31, 2012, the balance due under this relationship was $15,035.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND POLITICAL RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Foreign Operations

During 2012, approximately 64% of the Company's business was generated from the trading and execution of Venezuelan sovereign and quasi-sovereign debt. The Company's business generated from Venezuelan assets is subject to the risks that are inherent in conducting business in foreign countries. Conducting business in foreign countries are subject to various risks peculiar to each country.